Mark E. Crone Managing Partner mcrone@cronelawgroup.com

November 21, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attn: Steve Lo

Kimberly Calder

John Coleman

Cheryl Brown

Irene Barberena-Meissner

Re:	Idaho Copper Corporation
Amendment No. 1 to Registration Statement on Form S-1
Submitted September 19, 2024
File No. 333-280762

Dear Sir and Madam:

On behalf of Idaho Copper Corporation, a Nevada corporation (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) an amended registration statement on Form S-1 (the “Amended Registration Statement”) in response to the comments of the staff (the “Staff”), dated October 17, 2024, with reference to the Company’s Registration Statement on Form S-1/A filed with the Commission on September 19, 2024.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 1 to Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 25

1.	We note your response to prior comment 6. You state that you expect to incur expenses offset by revenues during the next twelve months of operations. You also state that the Company does not project revenue for the next few years. Please revise the contradicting statements accordingly.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff on page 1.

420 Lexington Avenue, Suite 2446, New York, NY 10170 | 646-861-7891 12121 Wilshire Blvd., Suite 810, Los Angeles, CA 90025 | 818-930-5686

Consolidated Financial Statements, page F-1

2.	Please provide updated interim financial statements for the six months ended and as of July 31, 2024. Refer to Rule 8-08 of Regulation S-X.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff and the financial statements and footnotes for the six months ended July 31, 2024 have been included.

Consolidated Statements of Cash Flows, page F-7

3.	We note your response to prior comment 16. You indicate that the $395,735 was treated as an equity contribution in 2023. Tell us where such equity contribution is located in the Statement of Changes in Stockholders’ Deficit for 2023 and in the Noncash financing activities of the Statement of Cash Flows for 2023.

Response: The Company respectfully advises the Staff that the $395,735 represent expenses paid by the parent of International CuMo Mining Corporation prior to the reverse recapitalization of Joway Health Industries. As a result of the reverse recapitalization, these contributions are included in the $19,378,067 of additional paid-in capital which is reflective of the effect of the reverse recapitalization of Joway Health Industries on the Consolidated Statements of Stockholders’ Deficit.

4.	We note your response to prior comment 17. Given your explanation, tell us why in your Statement of Cash Flows the $325,000 is not presented on the line item Proceeds from convertible notes payable and the $36,000 not presented on a line item Proceeds from non-current bond liabilities, rather than on Proceeds from notes payable. Additionally, in Note 5, Bond Liabilities, there does not appear to be any bond liabilities issued in 2023. Please revise or clarify your response.

Response: The amounts are appropriately presented within financing as required by U.S. GAAP however we acknowledge they are misclassified and we will reclassify these amounts in our future filings.

5.	We note your response to prior comment 18. The Statement of Cash Flows shows proceeds from convertible notes payable of $202,200 in 2024. However, your response indicates that $98,354 relates to proceeds from convertible notes payable. Additionally, it’s unclear how the $1,000 of accounts payable and accrued expenses and $1,887 of accrued expenses - related party relate to convertible notes payable on the Balance Sheet or Statement of Cash Flows. Please clarify or revise.

Response: As reflected within Note 4 to our Consolidated Financial Statements, we issued $202,000 of additional notes payable. On issuance, a discount was recognized attributable to the conversion feature and associated warrants in the amount of $103,846. The $98,354 is reflective of the net increase in the account balance at initial recognition which is inclusive of the aforementioned discount. We did not investigate the $1,000 or $1,887 as these amounts are trivial to the consolidated financial statements.

420 Lexington Avenue, Suite 2446, New York, NY 10170 | 646-861-7891 12121 Wilshire Blvd., Suite 810, Los Angeles, CA 90025 | 818-930-5686

Note 4 - Convertible Notes, page F-12

6.	The Company’s response to prior comment 21 did not contain sufficient information. Accordingly, we reissue the comment in its entirety. Please clarify or revise to clearly describe the property noted as collateral in the table in Note 4 for each of your convertible notes. In this regard, we note no property asset in your balance sheet.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff on page F-12.

7.	The Company’s response to prior comment number 22 did not contain sufficient information. Please provide detailed information as to the transaction resulting in the loss on extinguishment of debt of $1,774,000. In this regard, tell us the amount issued, conversion price, number of warrants and exercise price of the convertible notes that were originally issued by ICUMO and how the loss was determined due to the replacement notes and warrants.

Response: The original lenders from ICUMO were each issued new convertible notes and warrants in the name of Joway Health Industries (Idaho Copper). As a result, we determined that this transaction represented a debt extinguishment because the present value of the newly issued debt and warrants exceeded the present value of the ICUMO debt by more than 10% as discussed in ASC 470-50-40-10. Accordingly, the value of the newly issued Joway note and warrants were recognized at fair value with a corresponding expense less the carrying value of ICUMO notes. There were no other components within the transaction.

The value of each component in the transaction was determined as follows:

Warrants

Exercise Price	$0.15
Stock Price	$0.22
Volatility*	168%
Risk Free Rate	2.97%
Term (years)	3
Fair value of warrants	$1,773,550

*We used comparable companies for determining historical volatility due to the Company’s market not being actively traded at the time of the transaction and for a lack of historical pricing data sufficient to match with the term of the underlying warrants.

The new Joway notes were estimated to have a fair value of $898,000 based on the debt holders willingness to exchange their existing notes on a dollar for dollar basis with the old notes. Accordingly, the loss on debt extinguishment was calculated as:

Fair value of Joway warrants	$1,773,550
Fair value of Joway notes	898,000
Less: Carrying value of ICUMO notes	(898,000)
rounding	450
Loss on Extinguishment	$1,774,000

Note 7 - Stockholders’ Equity, page F-13

8.	We note your response to prior comment 25. We note that you updated the compensation for 2023 detailed on page 43, which now totals $821,788 and is less than Payroll and related expenses of $963,055 in the Statements of Operations on page F-5. Additionally, some 2023 compensation was paid via stock compensation, which would appear to lessen the amount deemed Payroll and related expenses. Please clarify or revise.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff on page 25.

Note 10 - Subsequent Events, page F-29

9.	We note your response to prior comment 26 in which you indicate “the total on the cover page should have been 249,730,673.” However, we note 251,372,937 shares on page 5. Additionally, the percentage of beneficial ownership on page 45 is calculated based upon 251,372,937 shares. Please clarify or revise accordingly.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Staff on page F-29 as updated financials for the quarter ended July 31, 2024 have been added.

420 Lexington Avenue, Suite 2446, New York, NY 10170 | 646-861-7891 12121 Wilshire Blvd., Suite 810, Los Angeles, CA 90025 | 818-930-5686

Exhibits

96.1, page II-2

10.

We have reviewed your responses to the comments that were issued related to your technical report summary and we have the following observations. Please address each of these items in your response. If you do not concur with any of these observations please explain in your response.

As required by Item 1302(a)(1) of Regulation S-K, your disclosure of mineral resources must be based on and accurately reflect information and supporting documentation prepared by a qualified person. Therefore the consultants that prepared the mineral resource section of the technical report summary should provide consent and be listed as qualified persons. In the alternative, the section should be prepared by the sole qualified person that is currently referenced in the technical report summary.

Response: We respectfully advise the Staff that Mr. Dykes has prepared the section as author/QP as he worked directly with the consultants on all aspects of the report. The Canadian filed version of the report required all QP’s be independent of the issuer and as such Mr. Dykes is not independent, the consultant took responsibility for all work, which is allowed under Canada in 43-101. Under Canada in 43-101, a QP can take responsibility for another individual’s work.

In either case, the resource section should address each paragraph under Item 601(b)(96)(iii)(B)(11) of Regulation S-K and all information should be current, including mineral pricing and cost information. It appears that the information prepared in this section is based on 2015 and 2012 cost and pricing information.

Response: We respectfully advise the Staff that all information is current. However, please note it is not customary to use current spot prices in the technical analysis of long-term projects like Cumo, especially given the high volatility in the market prices. For example, copper prices are rising but there are challenges with the current global economy. There is no way to accurately select prices when the future economy is unknown. The author has taken a conservative approach to metal pricing in order to not be overly promotional or optimistic as it relates to metal prices.

The mineral pricing and cost information is based on a multiyear averages. It takes a conservative approach to the economic analysis. Given the high volatility of pricing information that is available the QP took a reasonable approach to estimate the various costs and prices. All costs with dates are adjusted upward to take into account inflation at time of the report (please note page 165 item 18.2 of the report).

We respectfully advise the Staff that all prices are disclosed in several locations throughout the report. In addition, all costs are also disclosed in the various operating costs and capital costs. See the following sections for the breakdowns in section 11 and section 18. The QP’s reasoning is explained and cut-off grade is based on selecting material for feeding the sorters which would make a profit if milled after sorting. It should be noted that according to the sorting, even low-grade block do contain material that is profitable to separate.

Please also note section 11, specifically sections 11.7, 11.8 and 11.9.

A detailed assessment of the cut-off grade is required, including estimates of assumed costs and commodity prices. The qualified person must disclose the price and explain the reason for using the selected price, along with the timeframe. In the scenario that is presented in the current revision, it does not appear that the $5.0 RCV cut-off will cover the estimated mining and processing costs of $7.57 as disclosed on page 162.

Response: We respectfully advise the Staff that this view fails to take into account the sorting that occurs. The $7.50 is the cost for handling the material that goes through the mill after it is sorted. The mineral resource cut-off is the cut-off used to feed the sorters and not the mill. The costs for this material are the mining, plus sorting costs which, according to table 18-5, the cost is $3.49 /short ton of material. That it is a sunk cost. The material is then sorted with the mill feed being higher grade than the original mineral resource cut-off.

420 Lexington Avenue, Suite 2446, New York, NY 10170 | 646-861-7891 12121 Wilshire Blvd., Suite 810, Los Angeles, CA 90025 | 818-930-5686

The sorters in this version remove approximately 26% of the material as waste which is not sent to the mill. Therefore, the lower cut-off is justified as the feed to the sorters. This is mentioned on page 4. Please note that the cut-off is based on the feed to sorters not feed to the mill. Additional wording has been added for clarification.

The resource table presented should include the point of reference, price, cut-off grade, and metallurgical recovery factory. We suggest including this information in footnotes to the resource tables.

Response: We respectfully advise the Staff that the presented resource tables have all the information required immediately prior in the sections, so the readers can fully understand what was used and how it was used (please see section 11. Mr. Dykes felt the information would be too large to put into a footnote.

Please note prices and recovery are all described, the resource tables have different cut-offs though one is highlighted, and the report also describes how to calculate the RCV cut-off grade (please see section 11.9). the cut-off grade used is a recovered metal similar but not quite the same as a full NSR.

An economic analysis in the initial assessment is optional, in order to demonstrate economic potential. Inferred resources may be included in the economic analysis provided the information required under item 1302(d)(4)(ii) of Regulation S-K is also provided, in each instance of the disclosure. The LOM annual project cash flow should be included for the non-inferred resources and all tables under Item 19 should be adequately labeled and described.

Response: We respectfully advise the Staff that those details exist in the current report on pages 7, 9, 12, 112, 168 and 182. Please also note tables 1-7b and 19-1b.

Additionally, the paragraph numbering within the technical report summary should be corrected. For example, the paragraphs on page 80 of the technical report summary are not sequentially labeled.

Response: We respectfully advise the Staff that this has been fixed.

If you continue to disclose mineral resources please provide the information required under Item 1304(d) of Regulation S-K in your registration statement and annual filings, including the price, cut-off grade, metallurgical recovery factor, and the specific point of reference.

420 Lexington Avenue, Suite 2446, New York, NY 10170 | 646-861-7891 12121 Wilshire Blvd., Suite 810, Los Angeles, CA 90025 | 818-930-5686

We hope the Amended Registration Statement addresses the comments of the Commission. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely,

THE CRONE LAW GROUP P.C.

cc: Steven Rudofsky. Percentage of Ownership After the Offering

Chief Executive Officer

420 Lexington Avenue, Suite 2446, New York, NY 10170 | 646-861-7891 12121 Wilshire Blvd., Suite 810, Los Angeles, CA 90025 | 818-930-5686